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                            May 18, 2023

       Jim Mintern
       Chief Financial Officer
       CRH Public Limited Company
       Stonemason's Way
       Rathfarnham
       Dublin 16, Ireland

                                                        Re: CRH Public Limited
Company
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed March 10,
2023
                                                            File No. 001-32846

       Dear Jim Mintern:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Financial Statements
       Consolidated Income Statement, page 176

   1. We note from page 259 that you have revenue from services representing approximately
                                                        19% of your revenues in
2022. Please revise your income statement in future filings to separately report
revenue from services in accordance with Items 18(a) and Item 17(b) of
                                                        Form 20-F and Article
5-03(b)(1)(d) of Regulation S-X.


              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jim Mintern
CRH Public Limited Company
May 18, 2023
Page 2

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameJim Mintern                           Sincerely,
Comapany NameCRH Public Limited Company
                                                        Division of Corporation
Finance
May 18, 2023 Page 2                                     Office of Manufacturing
FirstName LastName